August 24, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE
Washington, D.C. 20549

Attn:	Karina Dorin and Loan Lauren Nguyen

Re:	CM Life Sciences, Inc.
Registration Statement on Form S-1 Filed August 14, 2020 File No. 333-246251

Dear Ms. Dorina and Ms. Nguyen:

On behalf of our client, CM Life Sciences, Inc., a company organized under the laws of the State of Delaware (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on August 14, 2020 (the “Registration Statement”), contained in the Staff’s letter dated August 19, 2020 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Form S-1.

Registration Statement on Form S-1 filed August 14, 2020

General

1.	We note you disclose on pages 59 and 125 that “the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees or agents.” Please state that there is uncertainty as to whether a court would enforce such provision and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act created concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 60 and 130 in response to the Staff’s comment.

2.	Please expand your disclosure to clarify Casdin Capital’s current and future role in connection with any acquisition strategy. In that regard, we note you disclose that you intend to draw upon “Casdin Capital’s scientific process” as you evaluate targets, that Casdin Capital will provide you with “a pipeline of proprietary opportunities that will continue to increase as new players enter” and that you intend to leverage its “position as more than just an investor, but a key partner.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 6, 7, 81 and 82 to clarify Casdin Capital’s role in response to the Staff’s comment.

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Eli Casdin, CM Life Sciences, Inc.

Keith Meister, CM Life Sciences, Inc.